Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated January 15, 2021

to

Prospectus dated April 17, 2020

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 17, 2020 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 36 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of February 1, 2021;

•	to disclose the calculation of our December 31, 2020 net asset value (“NAV”) per share for all share classes; and

•	to provide a portfolio update.

February 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2021 (and repurchases as of January 29, 2021) is as follows:

Transaction Price (per share)
Class S	$25.3395
Class T	$25.1304
Class D	$25.1575
Class M	$25.2197
Class I	$24.6171
Class F*	$25.0952
Class Y*	$24.6588

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The February 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2020. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since December 31, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

December 31, 2020 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2020.

The following table provides a breakdown of the major components of our total NAV as of December 31, 2020 (dollar amounts in thousands):

Components of NAV	December 31, 2020
Loans receivable	$700,210
Mortgage-backed securities held-to-maturity	37,314
Cash and cash equivalents	15,707
Restricted cash	2,167
Other assets	20,579
Collateralized loan obligation, net of deferred financing costs	(323,109)
Repurchase agreements payable, net of deferred financing costs	(125,266)
Accrued stockholder servicing fees(1)	(146)
Other liabilities	(6,535)

Net asset value	$320,921

Number of outstanding shares	12,762,748

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of December 31, 2020, we accrued under GAAP $15,335 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of December 31, 2020 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$146,428	$31,304	$13,743	$49,709	$53,457	$22,899	$3,381	$320,921
Number of outstanding shares	5,778,640	1,245,658	546,298	1,971,039	2,171,528	912,469	137,116	12,762,748

NAV per Share as of December 31, 2020	$25.3395	$25.1304	$25.1575	$25.2197	$24.6171	$25.0952	$24.6588

Portfolio update

In December, we continued to execute on our primary investment objective of generating an attractive level of current income while NAV performance remained generally stable. One loan in our portfolio fully repaid in December, making it the ninth full-cycle loan since inception and the fifth loan to repay in full since August 2020. We received exit fees in connection with the December repayment, providing a source of fee income for our shareholders.

An increase in the pace of capital raising over the last several months and the repayment of loans provided us with significant capital to deploy into new originations at what we believe are attractive terms in the current environment. We closed on five new originations in December totaling $139.2 million in financings across geography and property types, including an industrial property guaranteed by an investment-grade rated company as well as loans secured by multifamily and office properties. With the retrenchment of many traditional and alternative lenders since the onset of COVID, we are pleased with our growing investment pipeline.

As of December 31, 2020, we had not recorded any impairments or non-accruals in our loan portfolio. We continue to closely monitor our entire loan portfolio and remain in regular dialogue with our borrowers. As of December 31, 2020, 98% of our loan portfolio was current.